O’Melveny & Myers LLP 37ᵗʰ Floor, Yin Tai Centre, Office Tower No. 2 Jianguomenwai Avenue Chaoyang District Beijing 100022, China	omm.com

O’Melveny & Myers LLP

37ᵗʰ Floor, Yin Tai Centre, Office Tower

No. 2 Jianguomenwai Avenue

Chaoyang District

Beijing 100022

People’s Republic of China

May 13, 2024

Attention

Mr. Frank Knapp

Ms. Shannon Menjivar

Mr. Benjamin Holt

Mr. Ruairi Regan

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE: Chenghe Acquisition II Co.

Draft Registration Statement on Form S-1

Submitted April 4, 2024

CIK No. 0002016420

Dear Ladies and Gentlemen:

On behalf of our client, Chenghe Acquisition II Co., a company incorporated under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated May 1, 2024 on the Company’s draft registration statement on Form S-1 confidentially submitted on April 4, 2024.

Concurrently with the submission of this letter, the Company is publicly filing its revised registration statement on Form S-1 (the “Registration Statement”) via EDGAR to the Commission for review. The changes reflected in the Registration Statement include those made in response to the comments of the Staff set forth in the Staff’s letter of May 1, 2024.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Austin ● Century City ● Dallas ● Houston ● Los Angeles ● Newport Beach ● New York ● San Francisco ● Silicon Valley ● Washington, DC ● Beijing ● Brussels ● Hong Kong ● London ● Seoul ● Shanghai ● Singapore ● Tokyo

Draft Registration Statement on Form S-1 submitted April 4, 2024

Cover Page

1. Please reconcile your disclosure in the prospectus that you have 24 months from the closing of this offering to consummate an initial business combination with Article 49.7 of your Articles of Association which appears to give you 27 months if certain conditions are satisfied.

In response to the Staff’s comment, the Company has revised Article 49.7 of the Company’s Articles of Association as follows:

“In the event that the Company does not consummate a Business Combination within 24 months from the consummation of the IPO, or such earlier time as the Directors may approve in accordance with the Articles, the Company shall:

(a) cease all operations except for the purpose of winding up;

(b) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company (net of Permitted Withdrawals and up to US$100,000 of interest to pay dissolution expenses), divided by the number of then Public Shares in issue, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions, if any); and

(c) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and the Directors, liquidate and dissolve, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and other requirements of Applicable Law.”

The revised Articles of Association of the Company is filed herewith as Exhibit 3.1 to the Registration Statement.

Summary, page 1

2. In your summary of risk factors on page 33, disclose the risks that your corporate structure and being based in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company has revised the disclosure on pages 34, 35, 60, and 61 of the Registration Statement.

3. Disclose each permission or approval that you are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Registration Statement and also made corresponding changes to the risk factor disclosure on pages 72 and 73 of the Registration Statement.

The Company also respectfully submits that, as disclosed in the Registration Statement, as it does not have any operations in China other than the limited activities relating to preparing for this offering and searching for a business combination opportunity subsequent thereto, it believes that it is not required to obtain any material licenses or approvals. It also believes that it is not required to obtain approvals from any PRC government authorities, including the CSRC, the Cyberspace Administration of China or any other government entity, to issue its securities in connection with this offering. Therefore, it is of the view that the questions regarding whether it has received all requisite permissions or approvals and whether any permissions or approvals have been denied do not apply to it.

4. Provide a clear description of how cash is transferred through your organization. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 68 and 69 of the Registration Statement.

Manner of conducting redemptions, page 25

5. We note that if you seek shareholder approval of your business combination, each public shareholder may elect to redeem their public shares irrespective of whether they vote for or against the proposed transaction. Please revise to disclose whether public shareholders also may elect to redeem their public shares if they abstain from voting.

In response to the Staff’s comment, the Company has revised the disclosure on pages 26, 125, 133 and 160 of the Registration Statement.

Risk Factors

Risks Relating to our Search for, and Consummation of or Inability to Consummate, a Business Combination

If our initial business combination involves a company..., page 38

6. We note your risk factor disclosure regarding the excise tax included in the Inflation Reduction Act of 2022 and that the excise tax is imposed on the repurchasing corporation itself, not the shareholders from which stock is repurchased. Please clarify whether the proceeds and interest held in the trust account could be subject to the excise tax and any related risk that the excise tax could reduce the trust account funds available to pay redemptions or that are available to the combined company following a de-SPAC. We note that the permitted withdrawals from the trust account appears to include amounts withdrawn to pay your taxes.

In response to the Staff’s comment, the Company has revised the disclosure on pages 34 and 39 of the Registration Statement.

The Company respectfully submits that it has the payment of excise taxes from permitted withdrawals, and revised the disclosures accordingly.

Risks Relating to our Search for, and Consummation of or Inability to Consummate, a Business Combination

If we are deemed to be an investment company under the Investment Company Act . . ., page 45

7. Please expand your disclosure to include the risk to investors of the loss of investment opportunity in a target company and any price appreciation in the combined company if you are required to wind down your operations as a result of being deemed to be an investment company. Additionally, please confirm that if your facts and circumstances change over time, you will update your disclosure to reflect how those changes impact the risk that you may be considered to be operating as an unregistered investment company.

In response to the Staff’s comment, the Company has revised the disclosure on page 47 of the Registration Statement. The Company hereby confirms that, if the facts and circumstances change over time, the Company will update its disclosure to reflect how those changes impact the risk that the Company may be considered to be operating as an unregistered investment company.

General

8. Please include a separate section on enforcement of liabilities addressing the enforcement risks related to civil liabilities due to your sponsor and most of your officers and directors having ties to, and/or being located in, China and/or Hong Kong. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China and/or Hong Kong, lack of reciprocity and treaties, and cost and time constraints. Also, please disclose these risks in the business section, which should contain disclosures consistent with the separate section. Additionally, please identify each officer and director located in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals.

In response to the Staff’s comment, the Company has revised the disclosure on pages 96, 97, 98 and 118 of the Registration Statement.

If you have any questions regarding the Registration Statement, please contact the undersigned Mr. Ke Geng of this office at 86(10)6563 4261, (86)13910939617 or kgeng@omm.com.

Very truly yours,

/s/ Ke Geng
Ke Geng

Enclosures

cc:

Shibin Wang, Director, Chairman of the Board of the Company

Anna Zhou, Director, Chief Executive Officer, Chairman of the Board of the Company

Lyle Wang, Chief Financial Officer of the Company

Ke Geng, Esq., Partner, O’Melveny & Myers LLP

Stuart Neuhauser, Esq., Partner, Ellenoff Grossman & Schole LLP

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